Exhibit 99.1

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
Canadian dollars (000s)
(unaudited)
	As at	As at
	June 30,	December 31,
	2008	2007
Assets
Current assets
Cash and cash equivalents	$1,621	$-
Accounts receivable	384,623	338,105
Petroleum product inventory	111,776	84,638
Prepaid expenses and other current assets	12,177	8,313
Financial derivative instruments (note 8)	3,426	1,329
Assets held for sale - USOGP (note 10)	25,618	93,578
	539,241	525,963

Investments	7,082	5,862
Property, plant and equipment	2,498,949	2,510,271
Intangible assets	165,064	171,793
Goodwill	517,299	517,299
Assets held for sale - USOGP (note 10)	282,064	2,027,604
	$4,009,699	$5,758,792
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$380,336	$347,224
Income taxes payable (note 10)	149,922	-
Cash distributions payable	25,870	25,100
Current portion of convertible debentures (note 4)	19,564	19,198
Financial derivative instruments (note 8)	271,994	130,276
Liabilities held for sale - USOGP (note 10)	16,555	114,681
	864,241	636,479

Long-term debt - revolving term credit facilities (note 4)	626,192	923,996
Long-term debt - convertible debentures (note 4)	258,705	256,440
Asset retirement obligation (note 5)	44,445	43,886
Long-term financial derivative instruments (note 8)	475,378	146,199
Other long-term liabilities (note 7)	4,910	12,400
Future income taxes	204,198	302,089
Liabilities held for sale - USOGP (note 10)	73,184	628,502
Non-controlling interests (note 10)
Discontinued operations (USOGP)	14,691	1,100,136

Unitholders’ equity
Unitholders’ contributions (note 6)	2,780,366	2,750,374
Convertible debentures equity component	18,211	18,213
Contributed surplus (note 7)	714	801
Accumulated other comprehensive loss	(30,757)	(69,188)
Accumulated income	118,177	268,642
Accumulated cash distributions	(1,442,956)	(1,260,177)
	1,443,755	1,708,665
	$4,009,699	$5,758,792

The accompanying notes are an integral part of these statements.

Provident Energy 2008 Second Quarter Results

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME
Canadian dollars (000s except per unit amounts)
(unaudited)
	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007
		(restated - note 3)		(restated - note 3)
Revenue
Revenue	$887,328	$499,481	$1,682,753	$1,040,355
Realized loss on financial derivative instruments	(60,571)	(11,740)	(91,508)	(14,674)
Unrealized loss on financial derivative instruments	(406,537)	(23,746)	(468,810)	(2,879)
	420,220	463,995	1,122,435	1,022,802

Expenses
Cost of goods sold	586,469	345,828	1,130,546	730,917
Production, operating and maintenance	39,479	29,101	73,205	58,784
Transportation	8,016	4,375	16,543	11,024
Depletion, depreciation and accretion	84,547	69,425	166,163	135,881
General and administrative (note 7)	19,852	21,240	40,114	37,536
Interest on bank debt	11,170	8,200	24,165	17,544
Interest and accretion on convertible debentures	3,663	3,746	7,323	7,517
Foreign exchange (gain) loss and other	(126)	433	(1,397)	641
	753,070	482,348	1,456,662	999,844

(Loss) income from continuing operations before taxes	(332,850)	(18,353)	(334,227)	22,958

Capital tax expense	1,210	630	1,692	888
Current and withholding tax (recovery) expense	(1,211)	(1,660)	3,824	2,898
Future income tax (recovery) expense	(71,554)	74,439	(103,555)	63,606
	(71,555)	73,409	(98,039)	67,392
Net loss for the period from continuing operations	(261,295)	(91,762)	(236,188)	(44,434)
Net income from discontinued operations (note 10)	77,214	45,563	85,723	41,328
Net loss for the period	(184,081)	(46,199)	(150,465)	(3,106)
Accumulated income, beginning of period	$302,258	$281,301	$268,642	$238,208
Accumulated income, end of period	$118,177	$235,102	$118,177	$235,102
Net loss from continuing operations per unit – basic and diluted	$(1.03)	$(0.42)	$(0.93)	$(0.21)
Net loss per unit – basic and diluted	$(0.72)	$(0.21)	$(0.59)	$(0.01)

The accompanying notes are an integral part of these statements.

Provident Energy 2008 Second Quarter Results

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
Canadian dollars (000s)
(unaudited)
	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007
		(restated - note 3)		(restated - note 3)
Cash provided by operating activities
Net loss for the period from continuing operations	$(261,295)	$(91,762)	$(236,188)	$(44,434)
Add (deduct) non-cash items:
Depletion, depreciation and accretion	84,547	69,425	166,163	135,881
Non-cash interest expense and other	1,107	708	1,991	1,440
Non-cash unit based compensation (note 7)	4,691	4,610	1,518	7,105
Unrealized loss on financial derivative instruments	406,537	23,746	468,810	2,879
Unrealized foreign exchange loss (gain) and other	1,437	435	(2,875)	938
Future income tax (recovery) expense	(71,554)	74,439	(103,555)	63,606
Funds flow from continuing operations	165,470	81,601	295,864	167,415
Funds flow from discontinued operations	76,017	16,902	125,853	18,128
Funds flow from operations	241,487	98,503	421,717	185,543
Site restoration expenditures	(1,101)	(524)	(2,638)	(1,750)
Change in non-cash operating working capital from continuing operations	(117,856)	(15,146)	(45,122)	43,893
Change in non-cash operating working capital from discontinued operations	(76,057)	3,066	(26,631)	8,784
	46,473	85,899	347,326	236,470

Cash (used for) provided by financing activities
(Decrease) increase in long-term debt	(264,011)	156,735	(298,576)	99,233
Declared distributions to unitholders	(91,662)	(80,236)	(182,779)	(156,507)
Issue of trust units, net of issue costs	15,681	365,634	29,878	381,227
Change in non-cash financing working capital	56	4,349	770	4,853
Financing activities from discontinued operations	20,525	214,608	(42,630)	262,171
	(319,411)	661,090	(493,337)	590,977
Cash provided by (used for) investing activities
Capital expenditures	(34,210)	(27,360)	(118,792)	(66,113)
Capitol Energy acquisition	-	(467,850)	-	(467,850)
Oil and gas property acquisitions, net	(10,432)	(1,028)	(19,451)	(9,709)
Increase in investments	-	-	(1,007)	-
Proceeds on sale of assets, net of tax (note 10)	206,349	-	206,349	7,624
Change in non-cash investing working capital	133,319	(6,468)	137,125	(5,345)
Investing activities from discontinued operations	(33,826)	(237,727)	(62,553)	(287,337)
	261,200	(740,433)	141,671	(828,730)

(Decrease) increase in cash and cash equivalents	(11,738)	6,556	(4,340)	(1,283)
Cash and cash equivalents, beginning of period	14,218	2,463	6,820	10,302
Cash and cash equivalents, end of period	2,480	$9,019	$2,480	$9,019
Cash and cash equivalents, end of period from discontinued operations	859	$3,149	$859	$3,149
Cash and cash equivalents, end of period from continuing operations	1,621	$5,870	$1,621	$5,870

Supplemental disclosure of cash flow information
Cash interest paid including debenture interest	19,688	$15,451	$41,767	$28,856
Cash taxes paid	8,772	$1,012	$10,872	$8,799
The accompanying notes are an integral part of these statements.

Provident Energy 2008 Second Quarter Results

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
AND ACCUMULATED OTHER COMPREHENSIVE INCOME
Canadian Dollars (000s)
(unaudited)
	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007
		(restated - note 3)		(restated - note 3)

Net loss	$(184,081)	$(46,199)	$(150,465)	$(3,106)

Other comprehensive income (loss), net of taxes
Foreign currency translation adjustments	(4,593)	(11,485)	7,943	(15,124)
Reclassification adjustment for foreign currency losses included
in net income	30,302	-	30,302	-
Unrealized gain (loss) on available-for-sale investments (net of
taxes)	252	(492)	186	(1,281)
	25,961	(11,977)	38,431	(16,405)
Comprehensive loss	$(158,120)	$(58,176)	$(112,034)	$(19,511)

Accumulated other comprehensive loss, beginning of period	(56,718)	(46,722)	(69,188)	(42,294)
Other comprehensive income (loss)	25,961	(11,977)	38,431	(16,405)
Accumulated other comprehensive loss, end of period	$(30,757)	$(58,699)	$(30,757)	$(58,699)
Accumulated income, end of period	118,177	235,102	118,177	235,102
Accumulated cash disributions, end of period	(1,442,956)	(1,083,332)	(1,442,956)	(1,083,332)
Retained earnings (deficit), end of period	(1,324,779)	(848,230)	(1,324,779)	(848,230)
Total retained earnings (deficit) and accumulated other
comprehensive loss, end of period	$(1,355,536)	$(906,929)	$(1,355,536)	$(906,929)
The accompanying notes are an integral part of these statements.

Provident Energy 2008 Second Quarter Results

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in Cdn$000’s, except unit and per unit amounts)
(unaudited)

June 30, 2008

The Interim Consolidated Financial Statements of Provident Energy Trust (“the Trust”) have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with the Trust’s audited Financial Statements and notes for the year ended December 31, 2007.

1.	Significant accounting policies

The Interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies and procedures as set out in the Consolidated Financial Statements of the Trust for the year ended December 31, 2007 and are consistent with policies adopted in the second quarter of 2007, except as described in note 2. Certain comparative numbers have been reclassified to conform with the current period’s presentation. In particular, the comparative figures have been reclassified to reflect discontinued operations presentation for the United States oil and natural gas production (USOGP) business (see note 10).

2.	Changes in accounting policies and practices

(i)	Inventory

In the first quarter of 2008, the Trust adopted the new accounting standard, CICA Handbook Section 3031 - Inventories, which replaced the previous standard for inventories, Section 3030. The main features of the new Section are as follows:

•	measurement of inventories at the lower of cost and net realizable value;
•	consistent use of either first-in, first-out or a weighted average cost formula to measure cost;
•	reversal of previous write-downs to net realizable value when there is a subsequent increase to the value of inventories.

Adoption of the new Section has not had a material impact on the consolidated financial statements.

(ii)	Capital disclosures

In the first quarter of 2008, the Trust adopted CICA Handbook Section 1535 “Capital Disclosures” which addresses the requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital. This section also establishes the requirement for an entity to disclose quantitative data about what it regards as capital as well as disclose whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance. The new disclosure is included in note 9.

(iii)	Financial instruments – disclosures

In the first quarter of 2008, the Trust adopted CICA Handbook Section 3862 “Financial Instruments- Disclosures” and Section 3863 “Financial Instruments-Presentation”. Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments to the entity’s financial position and performance. It also requires that entities disclose the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 3863 establishes presentation guidelines for financial instruments and non-financial derivatives and addresses the classification of financial instruments, from the perspective of the issuer, between liabilities

Provident Energy 2008 Second Quarter Results

and equity, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset. The new disclosure is included in note 8.

3.	Restatement of 2007 interim consolidated financial statements

As previously disclosed in the third quarter of 2007, the Trust determined that an adjustment was necessary principally due to commercial transactions within the Midstream segment that resulted in overstated inventory balances. Internal accounting controls had identified the issue. Related cash settlements with third parties were not affected.

The effect of the restatement on the interim consolidated financial statements for the second quarter and six months ended June 30, 2007 is summarized below. There was no effect on 2006 or prior periods.

	Effect on the three	Effect on the six
	months ended	months ended
(000's except per unit amounts)	June 30, 2007	June 30, 2007

Increase in accounts receivable	$888	$4,026
(Decrease) in petroleum product inventory	(8,095)	(21,321)
Decrease in future income tax liability	2,054	4,929
(Decrease) in unitholders' equity	$(5,153)	$(12,366)

(Increase) in cost of goods sold	$(7,207)	$(17,295)
Decrease in future income tax expense	2,054	4,929
(Decrease) in net income	$(5,153)	$(12,366)
(Decrease) in net income per unit - basic and diluted	$(0.02)	$(0.05)

4.	Long-term debt

	June 30, 2008	December 31, 2007
Revolving term credit facilities	$626,192	$923,996
Convertible debentures	278,269	275,638
Current portion of convertible debentures	(19,564)	(19,198)
	258,705	256,440
Total	$884,897	$1,180,436

(i)	Revolving term credit facility

At June 30, 2008 the Trust had a $1,125 million term credit facility (December 31, 2007 - $1,125 million). At June 30, 2008, $626.7 million was drawn on the facility. Included in the carrying value at June 30, 2008 were financing costs of $0.5 million.

At June 30, 2008 the Trust had letters of credit guaranteeing Provident’s performance under certain commercial and other contracts that totaled $29.5 million.  The guarantees totaled $31.6 million at December 31, 2007.

In the second quarter of 2008, under the terms of the credit facility, the expiry date of the facility was extended from May 30, 2010 to May 30, 2011.

As at June 30, 2008 the Trust was not in compliance with a covenant under the credit facility agreement. The non-compliance was subsequently waived by the Trust’s lenders.

Provident Energy 2008 Second Quarter Results

(ii) Convertible debentures

The Trust may elect to satisfy interest and principal obligations by the issue of trust units.  For the six month ended June 30, 2008, $25 thousand of the face value of debentures were converted to trust units at the election of debenture holders (2007 - $0.6 million). Included in the carrying value at June 30, 2008 were financing costs of $5.8 million.  The fair value of the convertible debentures at June 30, 2008 approximates the face value of the instruments. The following table details each convertible debenture:

	As at		As at
Convertible Debentures	June 30, 2008		December 31, 2007
						Conversion
	Carrying		Carrying	Face		Price per
($000s except conversion pricing)	Value (1)	Face Value	Value(1)	Value	Maturity Date	unit(2)
6.5% Convertible Debentures	$141,863	$149,980	$140,515	$149,980	April 30, 2011	14.75
6.5% Convertible Debentures	92,174	98,999	91,460	99,024	Aug. 31, 2012	13.75
8.0% Convertible Debentures	24,668	25,109	24,465	25,109	July 31, 2009	12.00
8.75% Convertible Debentures	19,564	19,931	19,198	19,931	Dec. 31, 2008	11.05
	$278,269	$294,019	$275,638	$294,044
(1)  Excluding equity component of convertible debentures
(2)  The debentures may be converted into trust units at the option of the holder of the debenture at the conversion price per unit

5.	Asset retirement obligation

The Trust’s asset retirement obligation is based on the Trust’s net ownership in wells, facilities and the midstream assets and represents management’s estimate of the costs to abandon and reclaim those wells, facilities and midstream assets as well as an estimate of the future timing of the costs to be incurred. Estimated cash flows have been discounted at the Trust’s credit-adjusted risk free rate of seven percent and an inflation rate of two percent.

	Three month ended June 30,		Six months ended June 30,
($000s)	2008	2007	2008	2007
Carrying amount, beginning of period	$44,112	$33,394	$43,886	$33,246
Acquisitions	-	1,752	-	1,752
Increase in liabilities incurred during the period	336	204	1,022	763
Settlement of liabilities during the period	(1,101)	(524)	(2,638)	(1,750)
Decrease in liabilities due to disposition	-	(449)	-	(449)
Accretion of liability	1,098	841	2,175	1,656
Carrying amount, end of period	$44,445	$35,218	$44,445	$35,218

6.	Unitholders’ contributions

The Trust has authorized capital of an unlimited number of common voting trust units.

		Six months ended June 30,
	2008			2007
		Amount			Amount
Trust Units	Number of units	(000s	)	Number of units	(000s	)
Balance at beginning of period	252,634,773	$2,750,374		211,228,407	$2,254,048
Issued pursuant to unit option plan	142,940	1,292		628,437	6,520
Issued pursuant to the distribution reinvestment plan	2,326,646	23,828		1,504,676	17,712
To be issued pursuant to the distribution reinvestment plan	419,776	4,846		224,779	2,868
Debenture conversions	1,818	26		56,699	646
Balance at end of period	255,525,953	$2,780,366		213,642,998	$2,281,794

The per trust unit amounts for the quarter ended June 30, 2008 were calculated based on the weighted average number of units outstanding of 254,404,362 (2007 – 216,844,738). The diluted per trust unit amounts for 2008

Provident Energy 2008 Second Quarter Results

are calculated including an additional 64,075 trust units (2007 – 240,252) for the dilutive effect of the unit option plan and convertible debentures.

The per trust unit amounts for the six months ended June 30, 2008 were calculated based on the weighted average number of units outstanding of 253,659,326 (2007 – 214,300,704). The diluted per trust unit amounts for 2008 are calculated including an additional 64,075 trust units (2007 – 240,252) for the dilutive effect of the unit option plan and convertible debentures.

7.	Unit based compensation

(i)	Restricted/Performance units

As of June 30, 2008 there were 1,074,187 RTUs and 3,190,132 PTUs outstanding (December 31, 2007 –849,672 RTUs and 2,478,037 PTUs).  The fair value estimate associated with the RTUs and PTUs is expensed in the statement of operations over the vesting period.  At June 30, 2008, $18.9 million (December 31, 2007 - $9.9 million) is included in accounts payable and accrued liabilities for this plan and $4.9 million (December 31, 2007 - $12.4 million) is included in other long-term liabilities. The following table reconciles the expense recorded for RTUs and PTUs.

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Cash general and administrative	$-	$-	$8,287	$1,767
Non-cash unit based compensation (included in general
and administrative)	4,691	4,592	1,518	7,050
Production, operating and maintenance expense	192	52	423	227
	$4,883	$4,644	$10,228	$9,044

(ii)	Unit option plan

At June 30, 2008, the Trust had 1,105,230 options outstanding and exercisable (December 31, 2007 – 1,279,169) with strike prices ranging from $10.49 to $12.14 per unit (December 31, 2007 - $10.49 and $12.14 per unit). The weighted average remaining contractual life of the options was 0.4 years (December 31, 2007 – 0.87 years) and the weighted average exercise price was $11.04 per unit (December 31, 2007 - $11.04 per unit) excluding average potential reductions to the strike prices of $2.02 per unit (December 31, 2007 - $1.77 per unit).

The following table reconciles the movement in the contributed surplus balance.

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Contributed surplus, beginning of the period	$801	$1,015	$801	$1,315
Non-cash unit based compensation (included in general
and administrative)	-	18	-	55
Benefit on options exercised charged to unitholders’
equity	(87)	(98)	(87)	(435)
Contributed surplus, end of period	$714	$935	$714	$935

8.	Financial instruments

Risk Management overview

Provident has a comprehensive Enterprise Risk Management program that is designed to identify and manage risks that could negatively affect its business, operations or results. The program’s activities include risk identification, assessment, response, control, monitoring and communication.

Provident’s Risk Management group executes the program with oversight from the Risk Management Committee (“RMC”), which provides regular reports to the Audit Committee and Board of Directors.

Provident Energy 2008 Second Quarter Results

Provident has established and implemented Risk Management strategies, policies and limits that are monitored by Provident’s Risk Management group. The derivative instruments the Trust uses include put and call options, costless collars, participating swaps, and fixed price products that settle against indexed referenced pricing. Put option contracts effectively create a floor price for the commodity while allowing for full participation if prices increase. Call options are contracts that allow for a commodity to be sold at a fixed price at the option of the contract holder. Costless collars are contracts entered into that provide a floor and a ceiling price to limit the risk if prices fall and allowing upward participation within a set range. Participating swaps are contracts entered into that provide a floor and also provide a ceiling for a certain percentage of the volume of the contract. This type of derivative allows for price protection if the price falls, while still allowing some participation if the price increases. Fixed price swaps are contracts that specify a fixed price at which a certain volume of product will be bought or sold at in the future.

The Risk Management group monitors risk exposure by generating and reviewing mark-to-market reports and counterparty credit exposure of Provident’s outstanding derivative contracts. Additional monitoring activities include reviewing available derivative positions, regulatory changes and bank and analyst reports.

Provident’s commodity price risk management program includes a consistent, active and disciplined program that utilizes derivative instruments to provide for insurance against lower commodity prices and product margins, as well as fluctuating interest and foreign exchange rates. The program is designed to stabilize cash flows in order to support cash distributions, capital programs and bank financing.  The risk management strategy protects a percentage of Provident’s oil and natural gas production against a decline in commodity prices. Provident seeks to use products that allow participation in a rising commodity price environment where possible and economic. The program provides price stabilization and protection of a percentage of inventory values and fractionation spread margin associated with the midstream business unit. As well, the Provident risk management strategy reduces foreign exchange risk due to the exposure arising from the conversion of U.S. dollars into Canadian dollars.

Fair Values

The fair values of financial instruments are determined by reference to independent monthly forward settlement prices, interest rate yield curves, currency rates, and volatility rates at the period-end dates. All of Provident’s financial instruments are executed in liquid markets.

						Total
	Held for	Held to	Available	Loans and	Other	Carrying
As at June 30, 2008	Trading	Maturity	for Sale	Receivables	Liabilities	Value

Assets
Cash and cash equivalents	$1,621	$-	$-	$-	$-	$1,621
Accounts receivable	-	-	-	384,623	-	\384,623
Financial derivative instruments - current asset	3,426	-	-	-	-	3,426
Investments	-	4,622	2,460	-	-	7,082
	$5,047	$4,622	$2,460	$384,623	$-	$396,752

Liabilities
Accounts payable and accrued liabilities	$-	$-	$-	$-	$380,336	$380,336
Cash distributions payable	-	-	-	-	25,870	25,870
Current portion of convertible debentures	-	-	-	-	19,564	19,564
Financial derivative instruments- current liabilities	271,994	-	-	-	-	271,994
Long-term debt - revolving term credit facilities	-		-	-	626,192	626,192
Long-term debt - convertible debentures	-	-	-	-	258,705	258,705
Financial derivative instruments - long -term liabilities	475,378	-	-	-	-	475,378
Other long-term liabilities	-	-	-	-	4,910	4,910
	$747,372	$-	$-	$-	$1,315,577	$2,062,949

Except as disclosed in note 4 in connection with the convertible debentures, there were no significant differences between the carrying value of these financial instruments and their estimated fair value as at June 30, 2008.

Provident Energy 2008 Second Quarter Results

The following table is a summary of the net financial derivative instruments liability:

	As at	As at
	June 30,	December 31,
($000s)	2008	2007
Commodity prices
Crude Oil	$41,300	$19,215
Natural Gas	9,950	(5,901)
Midstream	692,736	261,587
Other	(40)	245
Total	$743,946	$275,146

Market Risk

Market risk is the risk that the fair value of a financial instrument will fluctuate because of changes in market prices. Market risk generally comprises of price risk, currency risk and interest rate risk.

a)  Price risk

Commodity Price Risk Management Program

The decisions to enter into financial derivative positions and to execute risk management strategy are made by senior officers of Provident who are also members of the RMC. The RMC receives input and commodity expertise from each business unit in the decision making process. Strategies are selected based on their ability to help Provident provide stable cash flow and distributions per unit rather than to simply lock in a specific price per barrel of oil or cubic foot of natural gas.

Oil and Natural Gas

Provident’s risk management program employs derivative instruments, such as puts, participating swaps and costless collars, to protect a floor level of Provident’s revenue on a portion of the oil and gas sold. At the same time, these instruments enable Provident to retain various levels of participation to the extent oil and gas prices rise. Provident may also use fixed price derivative instruments for its oil and natural gas business lines to protect acquisition economics.

The major identified risks for the oil and natural gas business line are commodity price volatility and market location and product quality differentials. Provident addresses these risks using a risk management program designed to protect a portion of its cash flow in order to support continued unitholder distributions, capital programs and bank financing.

Midstream

Commodity price volatility and market location differentials also affect the Midstream business. In addition, Midstream is exposed to possible price declines between the time Provident purchases natural gas liquid (NGL) feedstock and sells NGL products, and to narrowing frac spreads. Frac spread is the margin between the price paid for the natural gas feedstock from which Provident extracts NGLs, and the absolute price at which Provident sells NGL products (propane, butane and condensate).

Provident responds to these risks using a risk management program that protects a margin or floor level of operating income on a portion of its NGL inventory and production, while retaining some ability to participate in a widening margin environment. For the longer-term, Provident uses crude oil contracts in place of NGLs. Provident may replace these positions with actual NGL positions as market conditions allow. This strategy enables Provident to mitigate commodity price risk related to its NGL production business up to approximately five years into the future.

b)  Currency risk

Provident’s oil, natural gas and NGL sales are exposed to both positive and negative effects of fluctuations in the Canadian/U.S. exchange rate. Provident manages this exposure by matching a significant portion of the cash costs that it expects with revenues in the same currency.  As well, Provident uses derivative instruments to manage the U.S. cash requirements of its U.S. and Canadian business lines.

Provident Energy 2008 Second Quarter Results

Provident regularly sells or purchases forward a portion of expected U.S. cashflows. Provident’s strategy also manages the exposure it has to fluctuations in the U.S./Canadian dollar exchange rate when the underlying commodity price is based upon a U.S. index price. Provident may also use derivative products that provide for insurance against a stronger Canadian dollar, while allowing it to participate if the currency weakens relative to the U.S. dollar.

c) Interest rate risk

The Trust’s revolving term credit facilities bear interest at a floating rate. Using debt levels as at June 30, 2008, an increase/decrease of 50 basis points in the lender’s base rate would result in an increase/decrease of annual interest expense of approximately $3.1 million.

Financial derivative sensitivity analysis

The following table shows the impact on unrealized (loss) gain on financial derivative instruments if the underlying risk variables of the financial derivative instruments changed by a specified amount, with other variables held constant.

(000's)		+ Change	- Change
COGP
Crude Oil	(WTI +/- $10.00 per bbl)	$(5,448)	$5,328
Natural Gas	(AECO +/- $1.00 per gj)	(3,020)	2,555

Midstream
Crude Oil	(WTI +/- $10.00 per bbl)	(143,902)	141,755
Natural Gas	(AECO +/- $1.00 per gj)	78,128	(77,316)
NGL's	(Belvieu +/- $0.15 per gal)	3,218	(3,678)
Foreign Exchange ($U.S. vs $Cdn)	(FX rate +/- $ 0.01)	(2,215)	2,923

Liquidity Risk

Liquidity risk is the risk the Trust will not be able to meet its financial obligations as they fall due. The Trust’s approach to managing liquidity risk is to ensure that it always has sufficient cash and credit facilities to meet its obligations when due, without incurring unacceptable losses or damage to the Trust’s reputation.

Management typically forecasts cash flows for a period of twelve months to identify financing requirements. These requirements are then addressed through a combination of committed and demand credit facilities and access to capital markets, as discussed in note 9.

The following table outlines the timing of the cash outflows relating to financial liabilities.

As at June 30, 2008	Payment due by period
		Less than 1
($ 000s)	Total	year	1 to 3 years	4 to 5 years
Accounts payable and accrued liabilities	$380,336	$380,336	$-	$-
Cash distributions payable	25,870	25,870	-	-
Current portion of convertible debentures	19,564	19,564	-	-
Financial derivative instruments - current	271,994	271,994	-	-
Long-term debt - revolving term credit facilities (1)	626,192	-	626,192	-
Long-term debt - convertible debentures	258,705	-	166,531	92,174
Long-term financial derivative instruments	475,378	-	339,264	136,114
Other long-term liabilities	4,910	-	4,910	-
Total	$2,062,949	$697,764	$1,136,897	$228,288
(1) The terms of the Canadian credit facility have a revolving three year period expiring on May 30, 2011.

Provident Energy 2008 Second Quarter Results

Credit Risk

Provident's Credit Policy governs the activities undertaken to mitigate the risks associated with counterparty (customer) non-payment.  The Policy requires a formal credit review for counterparties entering into a commodity contract with Provident. This review determines an approved credit limit. Activities undertaken include regular monitoring of counterparty exposures, an annual review of all active counterparties, utilizing master netting arrangements and obtaining financial assurances where warranted. Financial assurances include guarantees, letters of credit and cash. In addition, the policy sets criteria to ensure that Provident has a diversified base of creditors.

Substantially all of the Trust's accounts receivable are due from customers and joint venture partners in the oil and gas and midstream services and marketing industries and are subject to credit risk. The Trust partially mitigates associated credit risk by limiting transactions with certain counterparties to limits imposed by the Trust based on management’s assessment of the creditworthiness of such counterparties. The carrying value of accounts receivable reflects management's assessment of the associated credit risks. With respect to counterparties to financial derivative instruments, the associated credit risk is partially mitigated by limiting transactions to counterparties with investment grade credit ratings.

9.	Capital management

Provident considers its total capital to be comprised of net debt and Unitholders’ Equity. Net debt is comprised of long-term debt and working capital deficit (surplus), excluding balances for the current portion of financial derivative instruments. The balance of these items at June 30, 2008 and December 31, 2007 was as follows:

	As at	As at
	June 30,	December 31,
($000s)	2008	2007
Working capital deficit (surplus) (1)	$45,931	$(58,732)
Long-term debt (including current portion)	904,461	1,199,634
Net debt	950,392	1,140,902
Unitholders' equity	1,443,755	1,708,665
Total capitalization	$2,394,147	$2,849,567

Net debt to total capitalization (%)	40%	40%
(1) The working capital deficit (surplus) excludes balances for the current portion of financial derivative instruments.

Provident’s primary objective for managing capital is to maximize long-term Unitholder value by:

•	providing an appropriate return to shareholders relative to the risk of Provident’s underlying assets; and
•	ensuring financing capacity for Provident’s internal development opportunities and acquisitions of energy related assets that are expected to add value to our Unitholders.

Provident makes adjustments to its capital structure based on economic conditions and the Company’s planned requirements. Provident has the ability to adjust its capital structure by issuing new equity or debt, controlling the amount it returns to unitholders, and making adjustments to its capital expenditure program.  Provident relies on cash flow from operations, external lines of credit and access to equity markets to fund capital programs and acquisitions.

The Trust is subject to certain capital growth restrictions as a result of the Canadian trust tax legislation passed in June 2007 and effective January 1, 2011. The restrictions provide that “normal growth” would include equity growth within certain “safe harbour” limits, measured by reference to the Trust’s market capitalization as of the end of trading on October 31, 2006. These rules limit the amount of Unitholders’ capital that can be issued by the Trust in each of the next three years, as follows:

Provident Energy 2008 Second Quarter Results

($ billions)	Annual	Cumulative
Normal growth capital allowed in:
2008(1)	0.6	1.7
2009	0.6	2.3
2010	0.5	2.8
(1) The Trust's allowed growth capital prior to 2008 was approximately $1.1 billion.

If the maximum equity growth allowed is exceeded, the Trust may be subject to trust taxation prior to 2011. In 2007, the Trust issued equity amounting to $496.3 million.

10.	Discontinued operations (USOGP)

In February, 2008 the Trust announced a strategic process respecting the decision to dispose of the operations that comprise the United States oil and natural gas production (USOGP) business. Effective in the first quarter of 2008, Provident’s USOGP business is accounted for as discontinued operations and comparative figures have been reclassified to conform with this presentation.

In June, 2008 the Trust sold a portion of the USOGP business, consisting of its 22 percent interest in BreitBurn Energy Partners, L.P. (MLP) and its 96 percent interest in BreitBurn GP LLC, for cash proceeds, net of transaction costs, of U.S. $342.2 million. The Trust has recorded a gain on sale of $187.9 million and $141.8 million in current tax expense, related to this transaction. Also recorded was a realized foreign exchange loss of $30.3 million, representing the recognition of the related portion of the foreign exchange loss in accumulated other comprehensive income, which was generated since acquisition in 2006. These amounts are recorded as part of net income from discontinued operations for the three and six months ended June 30, 2008. Included in income taxes payable at June 30, 2008 was $141.8 million related to this transaction.

In July, 2008 the Trust announced an agreement to sell the remaining portion of the USOGP business, comprised of an approximate 96 per cent interest in BreitBurn Energy Company L.P., for total consideration of U.S. $305 million, consisting of cash proceeds of U.S. $295 million and a U.S. $10 million note. The transaction is expected to close prior to the end of August with proceeds initially applied to Provident’s Canadian credit facility.

The following tables show the net assets of discontinued operations and information about net income from USOGP.

	As at	As at
Balance sheets	June 30,	December 31,
Canadian dollars (000s)	2008	2007
Assets
Current assets	$25,618	$93,578
Property, plant and equipment	280,588	2,008,549
Other long-term assets	1,476	19,055
	282,064	2,027,604
	$307,682	$2,121,182
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$9,734	$77,244
Financial derivative instruments	6,821	37,437
	16,555	114,681
Long-term debt - revolving term credit facilities	18,141	368,836
Long-term financial derivative instruments	2,441	66,382
Asset retirement obligation and other long-term liabilities	11,169	45,373
Future income taxes	41,433	147,911
	73,184	628,502
Non-controlling interests	14,691	1,100,136
Net Assets - discontinued operations	$203,252	$277,863

Provident Energy 2008 Second Quarter Results

Net income from discontinued operations	Three months ended June 30,		Six months ended June 30,
Canadian dollars (000's)	2008	2007	2008	2007
Revenue	$146,888	$48,724	$284,294	$86,404
(Loss) income from discontinued operations before
taxes, non-controlling interests and impact of sale
of discontinued operations	(242,126)	91,525	(256,572)	79,686
Gain on sale of discontinued operations	187,920	-	187,920	-
Foreign exchange loss related to sale of
discontinued operations	(30,302)	-	(30,302)	-
Current and withholding tax (expense) recovery	(128,551)	587	(128,565)	(232)
Future income tax recovery (expense)	99,266	(48,703)	109,086	(43,776)
Non-controlling interests	191,007	2,154	204,156	5,650
Net income from discontinued operations for the
period	$77,214	$45,563	$85,723	$41,328

11.	Segmented information

The Trust’s business activities are conducted through two business segments: Canadian oil and natural gas production and Midstream.

Oil and natural gas production includes exploitation, development and production of crude oil and natural gas reserves.  Midstream includes fractionation, transportation, loading and storage of natural gas liquids, and marketing of crude oil and natural gas liquids.

Geographically the Trust operates in Canada in the oil and gas production business segment and in Canada and the USA in the Midstream business.

Provident Energy 2008 Second Quarter Results

	Three months ended June 30, 2008

	Canadian Oil
	and Natural
	Gas Production	Midstream(1)	Total

Revenue
Gross production revenue	$212,382	$-	$212,382
Royalties	(38,686)	-	(38,686)
Product sales and service revenue	-	713,632	713,632
Realized loss on financial derivative instruments	(9,254)	(51,317)	(60,571)
	164,442	662,315	826,757

Expenses
Cost of goods sold	-	586,469	586,469
Production, operating and maintenance	35,558	3,921	39,479
Transportation	4,520	3,496	8,016
Foreign exchange (gain) loss and other	(596)	(967)	(1,563)
General and administrative	7,828	7,627	15,455
	47,310	600,546	647,856
Earnings before interest, taxes, depletion, depreciation,
accretion and other non-cash items	117,132	61,769	178,901
Other revenue
Unrealized (loss) gain on financial derivative instruments	(23,421)	(383,116)	(406,537)

Other expenses
Depletion, depreciation and accretion	75,423	9,124	84,547
Interest on bank debt	2,792	8,378	11,170
Interest and accretion on convertible debentures	916	2,747	3,663
Unrealized foreign exchange loss (gain) and other	44	1,393	1,437
Non-cash unit based compensation	2,550	2,141	4,691
Internal management charge	(294)	-	(294)
Capital tax expense	1,210	-	1,210
Current and withholding tax (recovery) expense	(86)	(1,125)	(1,211)
Future income tax (recovery) expense	(17,779)	(53,775)	(71,554)
	64,776	(31,117)	33,659
Net (loss) income for the period from continuing
operations	$28,935	$(290,230)	$(261,295)

Net income from discontinued operations (note 10)			77,214
Net loss for the period			$(184,081)
(1) Included in the Midstream segment is product sales and service revenue of $43.7 million associated with U.S. operations.

Provident Energy 2008 Second Quarter Results

	As at and for the three months ended June 30, 2008
	Canadian Oil
	and Natural
	Gas Production	Midstream	Total
Selected balance sheet items
Capital assets
Property, plant and equipment net	$1,762,527	$736,422	$2,498,949
Intangible assets	-	165,064	165,064
Goodwill	416,890	100,409	517,299
Capital expenditures
Capital Expenditures	28,491	5,719	34,210
Oil and gas property acquisitions, net	10,432	-	10,432
Working capital
Accounts receivable	106,612	278,011	384,623
Petroleum product inventory	-	111,776	111,776
Accounts payable and accrued liabilities	144,294	236,042	380,336
Long-term debt - revolving term credit facilities	156,548	469,644	626,192
Long-term debt - convertible debentures	64,676	194,029	258,705
Financial derivative instruments	$51,210	$692,736	$743,946

Provident Energy 2008 Second Quarter Results

	Three months ended June 30, 2007
	Canadian Oil
	and Natural
	Gas Production	Midstream(1)(2)	Total

Revenue
Gross production revenue	$112,458	$-	$112,458
Royalties	(21,087)	-	(21,087)
Product sales and service revenue	-	408,110	408,110
Realized loss on financial derivative instruments	(1,343)	(10,397)	(11,740)
	90,028	397,713	487,741

Expenses
Cost of goods sold	-	345,828	345,828
Production, operating and maintenance	25,104	3,997	29,101
Transportation	1,586	2,789	4,375
Foreign exchange (gain) loss and other	(2)	-	(2)
General and administrative	7,883	9,125	17,008
	34,571	361,739	396,310

Earnings before interest, taxes, depletion, depreciation,
accretion and other non-cash items	55,457	35,974	91,431
Other revenue
Unrealized (loss) gain on financial derivative instruments	12,355	(36,101)	(23,746)

Other expenses
Depletion, depreciation and accretion	58,272	11,153	69,425
Interest on bank debt	2,050	6,150	8,200
Interest and accretion on convertible debentures	936	2,810	3,746
Unrealized foreign exchange loss (gain) and other	(917)	1,352	435
Non-cash unit based compensation	2,025	2,585	4,610
Internal management charge	(378)	-	(378)
Capital tax expense	630	-	630
Current and withholding tax (recovery) expense	3	(1,663)	(1,660)
Future income tax (recovery) expense (3)	(45,238)	119,677	74,439
	17,383	142,064	159,447
Net (loss) income for the period from continuing
operations	$50,429	$(142,191)	$(91,762)
Net income from discontinued operations (note 10)			45,563
Net loss for the period			$(46,199)
(1)Included in the Midstream segment is product sales and service revenue of $43.0 million associated with U.S. operations.
(2)Restated - see note 3.
(3)Future income tax (recovery) expense includes a charge of $104.7 million relating to the enactment of Bill C-52, Budget Implementation Act 2007 by the Canadian government.

Provident Energy 2008 Second Quarter Results

	As at and for the three months ended June 30, 2007
	Canadian Oil
	and Natural
	Gas Production	Midstream(1)	Total
Selected balance sheet items
Capital assets
Property, plant and equipment net	$1,693,767	$729,260	$2,423,027
Intangible assets	-	182,464	182,464
Goodwill	417,614	100,409	518,023
Capital expenditures
Capital Expenditures	21,616	5,744	27,360
Corporate acquisitions	467,850	-	467,850
Oil and gas property acquisitions, net	1,028	-	1,028
Goodwill additions	86,670	-	86,670
Working capital
Accounts receivable	76,197	185,345	261,542
Petroleum product inventory	-	88,675	88,675
Accounts payable and accrued liabilities	97,129	193,996	291,125
Long-term debt - revolving term credit facilities	210,529	631,586	842,115
Long-term debt - convertible debentures	69,612	208,837	278,449
Financial derivative instruments (asset) liability	$(5,955)	$68,983	$63,028
(1)Restated - see note 3.

Provident Energy 2008 Second Quarter Results

	Six months ended June 30, 2008
	Canadian Oil
	and Natural
	Gas Production	Midstream(1)	Total

Revenue
Gross production revenue	$366,768	$-	366,768
Royalties	(67,283)	-	(67,283)
Product sales and service revenue	-	1,383,268	1,383,268
Realized loss on financial derivative instruments	(12,228)	(79,280)	(91,508)
	287,257	1,303,988	1,591,245

Expenses
Cost of goods sold	-	1,130,546	1,130,546
Production, operating and maintenance	65,934	7,271	73,205
Transportation	8,164	8,379	16,543
Foreign exchange (gain) loss and other	928	550	1,478
General and administrative	19,751	19,486	39,237
	94,777	1,166,232	1,261,009

Earnings before interest, taxes, depletion, depreciation,
accretion and other non-cash items	192,480	137,756	330,236
Other revenue
Unrealized (loss) gain on financial derivative instruments	(37,789)	(431,021)	(468,810)

Other expenses
Depletion, depreciation and accretion	147,925	18,238	166,163
Interest on bank debt	6,041	18,124	24,165
Interest and accretion on convertible debentures	1,831	5,492	7,323
Unrealized foreign exchange loss (gain) and other	45	(2,920)	(2,875)
Non-cash unit based compensation	805	713	1,518
Internal management charge	(641)	-	(641)
Capital tax expense	1,692	-	1,692
Current and withholding tax (recovery) expense	(199)	4,023	3,824
Future income tax (recovery) expense	(41,334)	(62,221)	(103,555)
	116,165	(18,551)	97,614
Net (loss) income for the period from continuing
operations	$38,526	$(274,714)	$(236,188)
Net income from discontinued operations (note 10)			85,723
Net loss for the period			$(150,465)
(1) Included in the Midstream segment is product sales and service revenue of $164.3 million associated with U.S. operations.

Provident Energy 2008 Second Quarter Results

	As at and for the six months ended June 30, 2008
	Canadian Oil
	and Natural
	Gas Production	Midstream	Total
Selected balance sheet items
Capital assets
Property, plant and equipment net	$1,762,527	$736,422	$2,498,949
Intangible assets	-	165,064	165,064
Goodwill	416,890	100,409	517,299
Capital expenditures
Capital Expenditures	107,649	11,143	118,792
Oil and gas property acquisitions, net	19,451	-	19,451
Working capital
Accounts receivable	106,612	278,011	384,623
Petroleum product inventory	-	111,776	111,776
Accounts payable and accrued liabilities	144,294	236,042	380,336
Long-term debt - revolving term credit facilities	156,548	469,644	626,192
Long-term debt - convertible debentures	64,676	194,029	258,705
Financial derivative instruments	$51,210	$692,736	$743,946

Provident Energy 2008 Second Quarter Results

	Six months ended June 30, 2007
	Canadian Oil
	and Natural
	Gas Production	Midstream(1)(2)	Total

Revenue
Gross production revenue	$217,656	$-	$217,656
Royalties	(40,772)	-	(40,772)
Product sales and service revenue	-	863,471	863,471
Realized loss on financial derivative instruments	(2,188)	(12,486)	(14,674)
	174,696	850,985	1,025,681

Expenses
Cost of goods sold	-	730,917	730,917
Production, operating and maintenance	51,365	7,419	58,784
Transportation	3,295	7,729	11,024
Foreign exchange (gain) loss and other	(297)	-	(297)
General and administrative	15,120	16,093	31,213
	69,483	762,158	831,641
Earnings before interest, taxes, depletion, depreciation,
accretion and other non-cash items	105,213	88,827	194,040
Other revenue
Unrealized (loss) gain on financial derivative instruments	(2,696)	(183)	(2,879)

Other expenses
Depletion, depreciation and accretion	113,570	22,311	135,881
Interest on bank debt	4,386	13,158	17,544
Interest and accretion on convertible debentures	1,879	5,638	7,517
Unrealized foreign exchange loss (gain) and other	(917)	1,855	938
Non-cash unit based compensation	3,011	4,094	7,105
Internal management charge	(782)	-	(782)
Capital tax expense	888	-	888
Current and withholding tax (recovery) expense	38	2,860	2,898
Future income tax (recovery) expense (3)	(65,475)	129,081	63,606
	56,598	178,997	235,595
Net (loss) income for the period from continuing
operations	$45,919	$(90,353)	$(44,434)

Net income from discontinued operations (note 10)			41,328
Net loss for the period			$(3,106)
(1)Included in the Midstream segment is product sales and service revenue of $134.2 million associated with U.S. operations.
(2)Restated - see note 3.
(3)Future income tax (recovery) expense includes a charge of $104.7 million relating to the enactment of Bill C-52, Budget Implemetnation Act 2007 by the Canadian government.

Provident Energy 2008 Second Quarter Results

	As at and for the six months ended June 30, 2007
	Canadian Oil
	and Natural
	Gas Production	Midstream(1)	Total
Selected balance sheet items
Capital assets
Property, plant and equipment net	$1,693,767	$729,260	$2,423,027
Intangible assets	-	182,464	182,464
Goodwill	417,614	100,409	518,023
Capital expenditures
Capital Expenditures	60,004	6,109	66,113
Corporate acquisitions	467,850	-	467,850
Oil and gas property acquisitions, net	9,709	-	9,709
Goodwill additions	86,670	-	86,670
Working capital
Accounts receivable	76,197	185,345	261,542
Petroleum product inventory	-	88,675	88,675
Accounts payable and accrued liabilities	97,129	193,996	291,125
Long-term debt - revolving term credit facilities	210,529	631,586	842,115
Long-term debt - convertible debentures	69,612	208,837	278,449
Financial derivative instruments (asset) liability	$(5,955)	$68,983	$63,028
(1)Restated - see note 3.

Provident Energy 2008 Second Quarter Results